SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Blackstone / GSO Long-Short Credit Income Fund
(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)

09257D102
(CUSIP Number)

September 22, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09257D102	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 677,544
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 677,544
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,544
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.334%[1]
12	TYPE OF REPORTING PERSON PN; IA

1 The percentages used herein and in the rest of this Schedule 13G are calculated based upon 12,702,160 shares of common stock outstanding as of June 30, 2014 as reported in the Company's N-CSRS filed on September 8, 2014.

CUSIP No. 09257D102	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 677,544
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 677,544
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 677,544
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.334%[1]
12	TYPE OF REPORTING PERSON IN

_________________

1 The percentages used herein and in the rest of this Schedule 13G are calculated based upon 12,702,160 shares of common stock outstanding as of June 30, 2014 as reported in the Company's N-CSRS filed on September 8, 2014.

CUSIP No. 09257D102	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Blackstone / GSO Long-Short Credit Income Fund (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 345 Park Avenue, 31st Floor, New York, NY 10154.

Item 2(a).	NAME OF PERSON FILING

This statement is being jointly filed by Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital") and Mr. Boaz R. Weinstein (together, the "Reporting Persons") with respect to the ownership of the Common Shares by Saba Capital Master Fund Ltd. ("SCMF"), Saba Capital Master Fund II, Ltd. ("SCMF II") and Saba Capital Leveraged Master Fund Ltd. ("SCLMF").[2]
The Reporting Persons have entered into a Joint Filing Agreement, dated October 1, 2014, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of Saba Capital and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

Item 2(c).	CITIZENSHIP

Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

_______________

2 Saba Capital is the investment manager of SCMF, SCMF II and SCLMF and by virtue of such status may be deemed to be the beneficial owner of the securities held by SCMF, SCMF II and SCLMF. Saba Capital Management GP, LLC (“Management”) is the general partner of Saba Capital and as a result may be deemed to be the beneficial owner of the securities held by SCMF, SCMF II and SCLMF. Boaz R. Weinstein is a member of Management and has voting and investment power with respect to the securities held by SCMF, SCMF II and SCLMF and may be deemed to be a beneficial owner of the securities held by SCMF, SCMF II and SCLMF.

CUSIP No. 09257D102	13G	Page 5 of 8 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common shares of beneficial interest, par value $0.001 per share (the "Common Shares").

Item 2(e).	CUSIP NUMBER

09257D102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

CUSIP No. 09257D102	13G	Page 6 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09257D102	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 1, 2014

SABA CAPITAL Management, L.P.

By:	/s/ Robert K. Simonds
Name	Robert K. Simonds
Title:	Authorized Signatory

BOAZ R. WEINSTEIN

By:	/s/ Robert K. Simonds
Title:	Authorized Signatory

CUSIP No. 09257D102	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: October 1, 2014

SABA CAPITAL Management, L.P.

By:	/s/ Robert K. Simonds
Name	Robert K. Simonds
Title:	Authorized Signatory

BOAZ R. WEINSTEIN

By:	/s/ Robert K. Simonds
Title:	Authorized Signatory